EXHIBIT 12

HERSHEY FOODS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Nine Months Ended
	October 3, 2004	September 28, 2003
Earnings:

Income before income taxes	$567,057	$504,283
Add (deduct):
Interest on indebtedness	49,729	48,912
Portion of rents representative of the
interest factor (a)	7,240	10,113
Amortization of debt expense	335	335
Amortization of capitalized interest	2,685	2,901

Earnings as adjusted	$627,046	$566,544

Fixed Charges:

Interest on indebtedness	$49,729	$48,912
Portion of rents representative of the
interest factor (a)	7,240	10,113
Amortization of debt expense	335	335
Capitalized interest	2,597	1,156

Total fixed charges	$59,901	$60,516

Ratio of earnings to fixed charges	10.47	9.36

NOTE:

(a)	Portion of rents representative of the interest factor consists of all rental expense pertaining to operating leases used to finance the purchase or construction of warehouse and distribution facilities, and one-third of rental expense for other operating leases.